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                              November 24, 2020

       Tim Armes
       Chief Executive Officer
       4Less Group, Inc.
       106 W. Mayflower
       Las Vegas, Nevada 89030

                                                        Re: 4Less Group, Inc.
                                                            Amendment No. 2 to
Offering Circular on Form 1-A
                                                            Filed November 16,
2020
                                                            File No. 024-11326

       Dear Mr. Armes:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 10, 2020 letter.

       Amendment No. 2 to Offering Circular on Form 1-A filed November 16, 2020

       General

   1. You disclose that the maximum offering amount is $15 million, but it appears that you are using the low end of
the range in making this calculation. Please revise to calculate the maximum offering amount
using the high end of the range. Refer to Rule 253(b)(2)(ii) of
                                                        Regulation A. Please
also confirm that you will file an offering circular supplement with the public offering
price no later than two business days following the earlier of the date of determination of the
offering price or the date the offering circular is first used after qualification in
connection with a public offering or sale.
 Tim Armes
4Less Group, Inc.
November 24, 2020
Page 2

       Please contact Nicholas Lamparski at (202) 551-4695 or Erin Jaskot at
(202) 551-3442
with any other questions.



                                                          Sincerely,
FirstName LastNameTim Armes
                                                          Division of
Corporation Finance
Comapany Name4Less Group, Inc.
                                                          Office of Trade &
Services
November 24, 2020 Page 2
cc:       Frederick M. Lehrer
FirstName LastName